FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	July	2007
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated July 12, 2007 (“RIM Proposes Amendment to Resolution at Annual Meeting")	Page No 1

Document 1

   July 12, 2007

RIM Proposes Amendment to Resolution at Annual Meeting

Waterloo, Ontario – At its annual meeting of shareholders to be held on Tuesday, July 17, 2007 in Waterloo, Ontario, Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM) will submit for approval certain revisions and updates to the proposed Stock Option Plan amendments (the “Amendment Procedures”) described in the Information Circular for the meeting. The revisions and updates include provisions to distinguish which future Stock Option Plan amendments will require security holder approval in addition to Board approval. The proposed Amendment Procedures were introduced to address an announcement of the Toronto Stock Exchange indicating that, effective June 30, 2007, stock option plans must specify whether security holder approval is required for particular types of amendments and that issuers will otherwise be unable to make any amendments without security holder approval, even where such amendments are of “housekeeping” nature.

In addition to a determination today by RIM’s Board Of Directors to exclude non-employee directors from future stock option grants, it is proposed that an amending resolution to the Stock Option Plan be introduced at the annual meeting that requires any expansion of the scope of persons eligible to participate in the Stock Option Plan to receive the approval of security holders. Institutional Shareholder Services (“ISS”) has reviewed the proposed revisions and updates and today advised its members to vote in favor of the amendments to the Stock Option Plan.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in CityWaterloo, StateOntario, RIM operates offices in North America, placeEurope and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	July 13, 2007	By:	/s/ Brian Bidulka (Signature)
Brian Bidulka
Chief Accounting Officer